UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08027468

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUDSON ABEL & CO., ~~INCORPORATED~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 610
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucas Tanner (212) 957-7760
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830 (Address) New York (City) NY 10001 (State)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OF AFFIRMATION

I, Lucas Tanner, swear (or affirm) that, to the b my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON ABEL & CO., INCORPORATED, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BASMATIE MOTEE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01MO6136418
MY COMMISSION EXPIRES 11-07-2009

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B&P

Independent Auditor's Report

BERNSTEIN & PINCHUK LLP
Certified Public Accountants
Seven Penn Plaza, Suite 830
New York, NY 10001-3998
Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

Board of Directors
Hudson Abel & Co., Incorporated

We have audited the accompanying statement of financial condition of Hudson Abel & Co., Incorporated (the "Company") as of December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Abel & Co., Incorporated at December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein & Pinchuk LLP

Bernstein & Pinchuk LLP
New York, New York
February 20, 2008

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets		
Cash	$	17,411
Prepaid expenses		7,000
	$	24,411

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	6,513
Stockholder's Equity		
Common Stock - no par value		
Authorized - 100 shares		
Issued and outstanding - 15 shares		7,045
Retained Earnings		10,853
Total stockholder's equity		17,898
	$	24,411

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Investment banking fees	$	23,500
NASD merger fee		35,000
Other income		332
		58,832
Expenses		
Officer's compensation		30,000
Professional fees		2,850
Other operating expenses		13,966
		46,816
Income (loss) before income taxes		12,016
Income taxes		1,163
Net Income	$	10,853

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net income	$ 10,853
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash flows as a result of changes in asset and liability account balances:	
(Increase) decrease in prepaid expenses	(7,000)
Increase (decrease) in accounts payable	4,013
Net cash provided (used) by operating activities	7,866
Cash flows from Investing activities:	
None	-
Cash flow from financing activities:	
None	-
Net increase (decrease) in cash and equivalents	7,866
Cash, beginning of year	9,545
Cash, end of year	$ 17,411
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Tax	$ -
Interest	$ -

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock No Par Value	Accumulated Deficit	Total
Balance - January 1, 2007	$ 7,045	$ -	$ 7,045
Dividends paid	-	-	-
Net income - 2007	-	10,853	10,853
Balance - December 31, 2007	$ 7,045	$ 10,853	$ 17,898

See notes to financial statements.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. Organization

Hudson Abel & Co. Incorporated (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated. In 1999 the name was changed to Hudson Allen & Co. Incorporated. In 2005 the name was changed to Hudson Abel & Co. Incorporated. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Significant accounting policies

Investment Banking and Advisory Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment advisory fees are recognized as earned.

Income Taxes

The Company's stockholders have elected to be taxes as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

3. Concentrations of credit risk

The Company maintains all of its cash in a bank account insured by the FDIC up to $100,000.

1. Organization

Hudson Abel & Co. Incorporated (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated. In 1999 the name was changed to Hudson Allen & Co. Incorporated. In 2005 the name was changed to Hudson Abel & Co. Incorporated. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Significant accounting policies

Investment Banking and Advisory Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment advisory fees are recognized as earned.

Income Taxes

The Company's stockholders have elected to be taxes as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

. Concentrations of credit risk

The Company maintains all of its cash in a bank account insured by the FDIC up to $100,000.

4. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the Financial Industry Regulatory Authority (FINRA) regulations and the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $10,898 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .598 to 1.

5. Related Party Transactions

The Company leases office space from a company that is owned 50% by the Company's sole stockholder. The agreement is month to month and requires monthly payments of $1,000.

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITITES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL		
Total Stockholder's equity	$	17,898
Deduction and/or changes in non-allowable assets:		
Prepaid expenses		(7,000)
Net Capital before haircuts on security positions		10,898
Haircuts on security positions		-
NET CAPITAL	$	10,898

HUDSON ABEL & CO., INCORPORATED
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Aggregate Indebtedness

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 6,513

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness		$ 434
Minimum dollar net capital requirement		$ 5,000
Minimum net capital requirement		$ 5,000
Excess net capital		$ 5,898
Excess net capital at 1500%		$ 10,464
Excess net capital at 1000%		$ 10,247
Ratio of Aggregate indebtedness to net capital	.598 to 1	

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of
December 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 14,911
Net audit adjustments:	
Additional accounts payable	(4,013)
Net capital per page 8	$ 10,898

B&P

BERNSTEIN & PINCHUK LLP
Certified Public Accountants
Seven Penn Plaza, Suite 830
New York, NY 10001-3998
Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
www.bpaccountants.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17 A-5

Board of Directors
Hudson Abel & Co., Incorporated

In planning and performing our audit of the financial statements of Hudson Abel & Co., Incorporated (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal ReserveRegulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

B&P

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under theSecurities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein & Pinchuk LLP

Bernstein & Pinchuk, LLP
New York, New York
February 20, 2008

END